STEVE M. CALLAWAY
 Senior Associate Counsel

Writer's Direct Number: (205) 868-3804
Facsimile Number: (205) 868-3597
Toll-Free Number: (800) 627-0220
E-mail: steve_callaway@protective.com



                                                 February 22, 1999

VIA FACSIMILE

Securities and Exchange Commission
Office of Edgar Information and Analysis
450 Fifth Street, NW
Washington, DC 20549

         RE:      ACCESSION NUMBER: 0000950168-99-000352
                  Post-Effective Amendment No. 1 to
                  Registration Statement No. 333-50055 on Form S-1

Dear Commissioners:

         On February 12,  1999,  Protective  Life  Insurance  Company  filed the above-captioned Registration Statement using the wrong CIK and CCC identification numbers. Due to this error, please withdraw Accession Number:
0000950168-99-000352. On February 16, 1999, the subject Post-Effective Amendment was filed using the correct CIK and CCC identification numbers. The Accession Number for the correct filing is 0000950168-99-000426.

         Thank you for your assistance in this matter and please address any questions or comments about this filing to the undersigned at (800) 627-0220.

                                                     Very truly yours,

                                                       /s/ Steve M. Callaway

                                                     Steve M. Callaway